Exhibit 4.5

EXECUTION COPY

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE, dated as of June 14, 2007 (this "Supplemental Indenture"), among JANUS CAPITAL GROUP INC. (formerly known as Stilwell Financial Inc. ("Stilwell")), a Delaware corporation (the "Company"), and THE BANK OF NEW YORK TRUST COMPANY, N.A. (as successor to The Chase Manhattan Bank) (the "Trustee").

W I T N E S S E T H:

WHEREAS, Stilwell and the Trustee heretofore executed and delivered an Indenture, dated as of November 6, 2001 (the "Indenture"), providing for unlimited issuance of senior debt securities;

WHEREAS, on July 2, 2002, Stilwell issued $200,000,000 aggregate principal amount of 7.75% Notes due 2009 (the "2009 Notes") under the Indenture and established the terms and provisions of the 2009 Notes pursuant to the Officers' Certificate, dated July 2, 2002 (the "2009 Notes Certificate"), pursuant to Sections 201, 203 and 301 of the Indenture;

WHEREAS, on September 18, 2006, the Company issued $275,000,000 aggregate principal amount of 5.875% Notes due 2011 (the "2011 Notes" and, together with the 2009 Notes, the "Outstanding Notes") under the Indenture and established the terms and provisions of the 2011 Notes pursuant to the Officers' Certificate, dated September 18, 2006 (the "2011 Notes Certificate" and, together with the 2009 Notes, the "Outstanding Notes Certificates"), pursuant to Sections 201, 203 and 301 of the Indenture;

WHEREAS, on the date hereof, the Company has issued $750,000,000 aggregate principal amount of senior notes (the "New Notes") pursuant to the Indenture and as part of the terms thereof has agreed to a covenant (the "Interest Rate Adjustment Covenant") whereby the applicable interest rate on the New Notes shall be adjusted upon the occurrence of certain specified changes in the rating of the Company' debt securities;

WHEREAS, the Company desires to enter into the First Supplemental Indenture in order to add the same Interest Rate Adjustment Covenant for the benefit of the Holders of all the Outstanding Notes, and pursuant to Section 901(2) of the Indenture, the Trustee and the Company are authorized to enter into a supplemental indenture, without notice to or consent of any Holders of the Outstanding Notes, for the purpose of adding to the covenants of the Company solely for the benefit of the Holders of all the Outstanding Notes;

WHEREAS, this First Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company; and

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Outstanding Notes as follows:

The amendment set forth below shall become effective upon the execution and delivery of this First Supplemental Indenture by the Company and the Trustee.

ARTICLE I

The following covenant shall be added to, and shall be deemed a part of, Article Ten of the Indenture:

1008. Interest Rate Adjustment. The interest rate payable on the Notes shall be subject to adjustments from time to time if either Moody's Investors Service, Inc., or any successor thereto ("Moody's") or Standard & Poor's Ratings Services, a division of McGraw-Hill, Inc., or any successor thereto ("S&P") downgrades (or subsequently upgrades) the debt rating assigned to the Notes, as set forth below.

If the rating from Moody's of the Notes is decreased to a rating set forth in the immediately following table, the interest rate on the Notes shall increase from the interest rate payable on the Notes on the date of their issuance (the "Original Interest Rate") by the percentage set forth opposite that rating:

Rating	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

If the rating from S&P of the Notes is decreased to a rating set forth in the immediately following table, the interest rate on the Notes shall increase from the Original Interest Rate by the percentage set forth opposite that rating:

Rating	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

Notwithstanding the foregoing, if at any time the interest rate on the Notes has been adjusted upward and either Moody's or S&P, as the case may be, subsequently increases its rating of the Notes to any of the threshold ratings set forth in the tables above, the interest rate on the Notes shall be decreased such that the interest rate for the Notes equals the Original Interest Rate plus the percentages set forth opposite the ratings from the tables above in effect immediately following the increase. If Moody's

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subsequently increases its rating of the Notes to Baa3 or higher and S&P increases its rating to BBB- or higher the interest rate on the Notes shall be decreased to the Original Interest Rate.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody's or S&P, shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the Notes be reduced to below the Original Interest Rate or (2) the total increase in the interest rate on the Notes exceed 2.00% above the Original Interest Rate.

If either Moody's or S&P ceases to provide a rating of the Notes, any subsequent increase or decrease in the interest rate of the Notes necessitated by a reduction or increase in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above. No adjustments in the interest rate of the Notes shall be made solely as a result of either Moody's or S&P ceasing to provide a rating. If both Moody's and S&P cease to provide a rating of the Notes, the interest rate on the Notes shall increase to, or remain at, as the case may be, 2.00% above the Original Interest Rate.

Any interest rate increase or decrease described above shall take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate.

The interest rate on the Notes shall permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) and, if applicable, shall be decreased to the Original Interest Rate, if the Notes become rated Baa2 and BBB or higher by Moody's and S&P, respectively (or one of these ratings if only rated by one rating agency), with a stable or positive outlook by each of the rating agencies.

ARTICLE II

Miscellaneous

Section 2.1.   Effect of First Supplemental Indenture. Upon the execution and delivery of this First Supplemental Indenture by the Company and the Trustee, the Indenture and each of the Outstanding Notes Certificates shall be supplemented in accordance herewith, and this First Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of 2009 Notes or 2011 Notes, as the case may be, heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

Section 2.2.   Indenture and Outstanding Notes Certificates Remain in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture and each of the Outstanding Notes Certificates shall remain in full force and effect.

Section 2.3.   Indenture, Outstanding Notes Certificates and First Supplemental Indenture Construed Together. This First Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and the Indenture, the applicable Outstanding Notes Certificate and this First Supplemental Indenture shall henceforth be read and construed together.

Section 2.4.   Confirmation and Preservation of Indenture. The Indenture and the applicable Outstanding Notes Certificates, as supplemented by this First Supplemental Indenture, shall in all respects remain in full force and effect.

Section 2.5.   Conflict with Trust Indenture Act. If any provision of this First Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this First Supplemental Indenture, the provision of the TIA shall control. If any provision of this First Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this First Supplemental Indenture, as the case may be.

Section 2.6.   Severability. If any court of competent jurisdiction shall determine that any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.7.   Terms Defined in the Indenture. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

Section 2.8.   Headings. The Article and Section headings of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this First Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 2.9.   Benefits of First Supplemental Indenture. Nothing in this First Supplemental Indenture, the Outstanding Notes Certificates, the 2009 Notes or the 2011 Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the 2009 Notes and the 2011 Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, the applicable Outstanding Notes Certificate, this First Supplemental Indenture or the 2009 Notes or 2011 Notes, as the case may be.

Section 2.10.   Successors. All agreements of the Company in this First Supplemental Indenture shall bind its successors. All agreements of the Trustee in this First Supplemental Indenture shall bind its successors.

Section 2.11.   Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness.

Section 2.12.   Certain Duties and Responsibilities of the Trustee. In entering into this First Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture, each of the Outstanding Notes Certificates, the 2009 Notes and the 2011 Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 2.13. Governing Law. This First Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 2.14. Counterpart Originals. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

JANUS CAPITAL GROUP INC.

By: /s/ Gregory A. Frost
Name: Gregory A. Frost
Title: Senior Vice President and Chief Financial Officer

THE BANK OF NEW YORK TRUST COMPANY, N.A. as Trustee

By: /s/ Lawrence M. Kusch
Name: Lawrence M. Kusch
Title: AVP

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